# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TerrAscend Corp., CIK 0001778129
CUSIP: 88105E108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 77 City Centre Drive, Suite 501, Mississauga, Ontario Canada (A6), L5B 1M5
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001019056-22-000279
Filed by CIK 0001549738
Persons authorized to receive notices and communications: JW Asset Management, LLC, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5362

## Reporting persons
- JW PARTNERS, LP (CIK 0001082644): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 57,621,892; sole dispositive power 0; shared dispositive power 57,621,892; aggregate amount beneficially owned 57,621,892 (18.4% of the class)
- JW OPPORTUNITIES FUND, LLC (CIK 0001594084): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,532,576; sole dispositive power 0; shared dispositive power 22,532,576; aggregate amount beneficially owned 22,532,576 (7.29% of the class)
- JW ASSET MANAGEMENT, LLC (CIK 0001549738): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 82,814,306; sole dispositive power 0; shared dispositive power 82,814,306; aggregate amount beneficially owned 82,814,306 (26.19% of the class)
- JW GP, LLC (CIK 0001778512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 82,654,322; sole dispositive power 0; shared dispositive power 82,654,322; aggregate amount beneficially owned 82,654,322 (26.14% of the class)
- JASON G. WILD (CIK 0001778752): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 10,961,516; shared voting power 82,814,306; sole dispositive power 10,961,516; shared dispositive power 82,814,306; aggregate amount beneficially owned 93,775,822 (29.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: TerrAscend Corp.
Address of issuer's principal executive offices: 77 City Centre Drive, Suite 501, Mississauga, Ontario Canada (A6), L5B 1M5

## Item 4. Purpose of Transaction
Purpose of transaction: On August 27, 2025, two investment vehicles advised by the Reporting Persons distributed 14,715,981 Common Shares to their respective investors in connection with planned redemptions of their interests in JW Select Investments, LP and JW Opportunities Fund, LLC. As a result, the Reporting Person's overall holdings in TerrAscend common shares were reduced. These distributions were made in connection with the full liquidation of JW Select Investments, LP and the closure of a specific share class within JW Opportunities Fund, LLC, which applied to all investors in those funds. As part of this Distribution, Jason Wild received 6,300,567 shares and continues to hold them in full.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For purposes of calculating the percentages set forth in this Item 5, the number of Common Shares outstanding is assumed to be the aggregate of 306,233,661, according to the Form 10-Q filed by the Issuer on August 7, 2025.

JWP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 57,621,892 Common Shares as of August 27, 2025, which represent 18.40% of the Issuer's outstanding Common Shares.

JWO LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 22,532,576 Common Shares as of August 27, 2025, which represent 7.29% of the Issuer's outstanding Common Shares.

The Advisor may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 82,814,306 Common Shares as of August 27, 2025, which represent 26.19% of the Issuer's outstanding Common Shares.

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 82,654,322 Common Shares as of August 27, 2025, which represent 26.14% of the Issuer's outstanding Common Shares.

Wild may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 93,775,822 Common Shares as of August 27, 2025, which represent 29.54% of the Issuer's outstanding Common Shares.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. See Exhibit 2 of Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
JWP
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 57,621,892
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 57,621,892
JWO LLC
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 22,532,576
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 22,532,576
Advisor
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 82,814,306
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 82,814,306
General Partner
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 82,654,322
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 82,654,322
Wild
(i) Sole power to vote or direct vote: 10,961,516
(ii) Shared power to vote or direct vote: 82,814,306
(iii) Sole power to dispose of or direct the disposition: 10,961,516
(iv) Shared power to dispose of or direct the disposition: 82,814,306
Transactions in the class effected during the past sixty days: On June 24, 2025, Jason Wild received a grant from the Issuer of 1,364,423 restricted stock units (RSUs). On June 23, 2025, warrants to purchase 400,001 Common Shares held by investment vehicles advised or managed by the Reporting Persons expired with strike prices well above the market price of the Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in the Schedule 13D (as amended), this Schedule 13D/A, or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- JW PARTNERS, LP: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (08/27/2025)
- JW OPPORTUNITIES FUND, LLC: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (08/27/2025)
- JW ASSET MANAGEMENT, LLC: /s/ Jason G. Wild, Jason G. Wild, Managing Member (08/27/2025)
- JW ASSET MANAGEMENT, LLC: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (08/27/2025)
- JW GP, LLC: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (08/27/2025)
- JASON G. WILD: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (08/27/2025)
Comment: Pursuant to that certain Power of Attorney dated February 14, 2022 with respect to securities of TerrAscend Corp., the original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS240.13d-7 for other parties for whom copies are to be sent.